UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number    0-19119

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cephalon, Inc.

145 Brandywine Parkway,
West Chester, Pennsylvania 19380-4245

(610) 344-0200

REQUIRED INFORMATION

The Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.

401(k) Profit Sharing Plan

2002 Financial Statements and
Supplemental Schedule

Cephalon, Inc.

401(k) Profit Sharing Plan

Report of Independent Auditors

To the Participants and Plan Administrator of
Cephalon, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
June 23, 2003

Cephalon, Inc.

401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Investments at fair value	$31,186,284	$33,540,175
Loans to participants	514,602	355,903
Contributions receivable	269,441	334,638

Net assets available for benefits	$31,970,327	$34,230,716

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions
Net depreciation in fair value of investments	$(9,589,990)
Interest and dividend income	352,047
Employee contributions	5,025,208
Employer contributions	3,554,630

Total losses	(658,105)

Deductions:
Distributions to participants	1,487,029
Administrative fees	115,255

Total deductions	1,602,284

Net decrease	(2,260,389)

Net assets available for benefits:

Beginning of year	34,230,716

End of year	$31,970,327

The accompanying notes are an integral part of these financial statements.

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to 2002 Financial Statements

1.                   Description of Plan

The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Cephalon, Inc. and Subsidiaries (the “Company”) established the Plan effective January 1, 1990.

The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee/Recordkeeper

Recordkeeping services are provided by ARIS Corporation. Effective January 1, 2001, Fidelity Investments replaced Wilmington Trust as the custodian of the assets. Effective January 1, 2002, Reliance Trust Company replaced Wilmington Trust as the passive trustee of the Plan.

Administration of the Plan

The Company is the Plan Administrator. Additionally, the Company is the named fiduciary of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has delegated to an Investment Committee the responsibility for the review of investment performance and the selection of investment options for the Plan.  The Investment Committee consists of Company employees who are not compensated for services rendered.

Eligibility and Participation

The Plan is a defined contribution plan covering all full-time U.S. employees of the Company aged 21 or older. Effective October 1, 2000, the Plan was amended to allow eligible employees to enroll on the first day of the month following their initial hire date. Effective January 1, 2002, the Plan was amended to allow eligible employees to enroll on the first day of employment.

Contributions

Effective January 1, 2002, participants were permitted to contribute up to 20 percent of their eligible annual pre-tax compensation. Prior to 2002, participants could contribute up to 15 percent of their eligible annual pre-tax compensation.  Participant annual pre-tax deferrals are limited to the maximum allowable under the IRC. The Company makes a matching contribution equal to 100 percent of the employee elected salary deferral up to 6 percent of compensation. One half of this matching contribution is contributed in Cephalon, Inc. Common Stock (“Company Stock”). Effective January 1, 2002, the Plan was amended to allow participants to reallocate shares of Company Stock received pursuant to the Company matching contribution among the other investment options offered under the Plan.  Employees are permitted to trade Company Stock held in the Plan, subject to limitations imposed by the Securities Trading Policy of the Company and U.S. securities laws.

Investment changes for non-Company Stock account balances and/or future contributions can be made by participants at any time.

The Company may also contribute an annual discretionary profit sharing contribution. There were no profit sharing contributions made in 2002 or 2001.

Effective January 1, 2002, the Plan was amended to allow participants in the Plan who are aged 50 and older to make additional salary deferral contributions that will qualify as catch-up contributions under the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for Company matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution and allocations of (a) employer matching contribution, (b) Plan earnings, net of administrative expenses, and (c) the Company’s profit sharing contribution, if applicable.  Participant account balances are maintained in share positions in both mutual funds and Company Stock. Accounts are valued daily based on changes in share prices.

Vesting and Forfeitures

Participants are immediately fully vested in their contributions plus actual earnings thereon and, effective January 1, 2002, in all Company matching contributions made to the Plan on their behalf.  Also, effective January 1, 2002, all current employee participants in the Plan became fully and immediately vested in all previously unvested Company matching contributions made to the Plan on their behalf. This change applied only to Plan participants who were active employees of the Company on January 1, 2002.

Prior to January 1, 2002, if a participant terminated employment with the Company, any unvested employer matching contributions and investment earnings credited thereon in the participant’s account were deemed forfeited in the participant’s account as of the date of termination.  If subsequent to the date of termination, the participant requested a direct distribution or rollover distribution of his or her account, only vested balances were distributed to the participant, with unvested portions on the distribution date forfeited to the Company.  Such forfeited amounts have the effect of reducing the amount of employer matching contributions made during the period of forfeiture.

At December 31, 2002 and 2001, amounts deemed forfeited but still included on the Statements of Net Assets Available for Benefit totaled $39,829 and $4,599, respectively.  During 2002, employer contributions were reduced by $11,745 and 219 shares of stock as a result of distributions of previously forfeited unvested account balances.

Vesting in the profit sharing contribution, if any, will occur over a four year period.

Distribution of Benefits

Upon termination of service, participants are eligible for a distribution of Plan benefits.  Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company. Benefits are paid in the form of a single lump-sum payment or may be rolled over to a qualified retirement plan.  Benefits representing the vested portion of employer matching contributions of Company Stock are paid in the form of Company Stock.

In the event of financial hardship (as defined in the Plan) and if authorized by the Plan Administrator, participants may withdraw money from their Plan accounts while they are still employed.

As of December 31, 2002, distributions of $48,451 were pending to employees. See Note 7 for the reconciliation to Form 5500.

Loans

Loans to any qualified participant are granted at the discretion of the Plan Administrator. Participants may borrow from their accounts a minimum of $1,000 and up to the lesser of $50,000 or 50 percent of their account balance. Interest rate for participant loans is the prime rate at the time of the loan plus 1 percent. As of December 31, 2002, loans outstanding had interest rates ranging from 5.25% to 10.3%.  Loans are repaid via payroll deductions with a portion of the withholding designated as the principal and a portion as interest.  No loan repayment period may exceed five years, unless such loan was used to acquire the participant’s principal residence, in which case the Plan Administrator may extend the period of repayment.

In the event of termination of employment, the participant’s loan must be repaid in full or be treated as a distribution.

Administrative Expenses

Certain administrative costs and expenses incidental to the management of the Plan are paid by the Plan. Third party recordkeeping services for the Company’s Common Stock and other services are paid by the Company and are not reimbursed by the Plan.

2.                   Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan as of the last day of the year.  Company Stock is valued at the last reported sale price on the Nasdaq National Market as of the last day of the year.  Participant loans are valued at cost, which approximates fair value. Purchase and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.  Interest is accrued when earned.

Risks and Uncertainties

The Plan provides for various investment options in any combination of certain mutual funds and Company Stock. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Distribution of Benefits

Benefits are recorded when paid.

3.                   Investments

The following are investments that represent 5 percent or more of the Plan’s net assets at December 31:

2002

Cephalon, Inc. Common Stock	$10,986,801
Fidelity Cash Reserves	3,885,347
Strong Government Securities Fund (Inv)	1,627,161
Fidelity US Bond Index Fund	1,603,865

During 2002, the Plan’s investments incurred net depreciation as follows:

2002
Mutual funds	$(4,025,301)
Cephalon, Inc. Common Stock	(5,564,689)
Net depreciation	$(9,589,990)

Company Stock

Participants may direct up to 20 percent of their contributions to purchase Company Stock. The Plan obtains the Company Stock by making purchases in the open market, through private transactions or block trades, or may be contributed, or purchased from, the Company out of treasury shares.

Under the Plan, the portion of the matching contribution made in Company Stock is the only non participant-directed investment. In 2002, the Company matched one-half of each employee’s salary deferral up to 6 percent of compensation in Company Stock. As of December 31, 2002, all shares of Company Stock held by or due to the Plan are stated at fair value based on quoted market prices. Information about the significant components of the changes in net assets relating to the non participant-directed investments in Company Stock is as follows:

For the Year Ended December 31, 2002
Contributions	$2,031,438
Net depreciation	(5,564,689)
Benefits paid to withdrawing participants	(518,447)

$(4,051,698)

4.                   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in discretionary contributions to their accounts.

5.                   Tax Status

The Internal Revenue Service has determined and informed the plan sponsor in a letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan applied for a new determination letter in early 2002 and is awaiting a response from the Internal Revenue Service.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of IRC.

6.                   Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Investments, the Custodian of the Assets.  Participant contributions and employer matching contributions are wired to National Financial Services Corporation (NFSC), a Fidelity account.  The funds are invested in a money market account and subsequently allocated to the various employee investment elections the following business day.  Fees paid by the Plan to Fidelity for investment management services were $115,255 for the year ended December 31, 2002.

Transactions in shares of Company Stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2002, the Plan made open-market purchases of $348,038 and sales of $1,076,419 of Company Stock.  Employer matching contributions of Company Stock totaling $1,658,844 were made “in-kind” from the Company’s treasury stock.

7.                   Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002:

Net assets available for benefits per the financial statements	$31,970,327
Amounts allocated but not disbursed to withdrawing participants	(48,451)

Net assets available for benefits per the Form 5500	$31,921,876

The following is a reconciliation of distributions paid to participants per the financial statements, for the year ended December 31, 2002, to Form 5500:

Distributions to participants per the financial statements	$1,487,029
Amounts allocated to withdrawing participants at December 31, 2002	48,451

Benefits paid to participants per the Form 5500	$1,535,480

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

8.              Subsequent Events

Effective July 1, 2003, 100 percent of the Company matching contribution will be made in cash. Currently, the matching contribution is made 50 percent in cash and 50 percent in Company stock.  This change is being made to promote diversification of investments and to make it easier for participants to implement investment decisions. Company stock will continue to be available as an investment option with 20 percent as the maximum a participant can direct into Company stock.

Supplemental Schedule

Schedule I
Cephalon, Inc.	E.I.N. #23-2484489
401(k) Profit Sharing Plan	P.I.N. #001
As of December 31, 2002

Description of Investment	Current Value

American Century Income & Growth Fund (Inv)	$471,529
American Century International Growth Fund (Inv)	375,166
American Fund EuroPacific Growth Fund (F)	299,381
American Funds Growth Fund of America (F)	1,051,222
American Funds Washington Mutual Investors Fund (F)	7,526
Ameristock Mutual Fund	1,345,634
Artisan International Fund	463,346
Berger Small Cap Value Fund (I)	634,986
Dreyfus Premier Future Leaders Fund (A)	378,691
Fidelity Cash Reserves	3,885,347
Fidelity Equity Income II Fund	467,666
Fidelity Growth Company Fund	1,369,412
Fidelity Spartan 500 Index Fund	954,775
Fidelity US Bond Index Fund	1,603,865
Gabelli Growth Fund	472,167
Invesco Technology Fund (Inv)	321,775
Managers Special Equity Fund	255,104
MSIF Mid Cap Value Fund (I)	266,695
RS Emerging Growth Fund	465,689
T Rowe Price Mid-Cap Growth Fund	1,082,931
Royce Premier Fund	173,304
Royce Opportunity Fund (Inv)	388,850
Selected American Shares	401,686
SIT Balanced Funds	138,302
Strong Government Securities Fund (Inv)	1,627,161
Third Avenue Small Cap Value Fund	98,003
Turner Small Cap Growth Fund	371,086
Turner Midcap Growth Fund	429,334
Value Line Asset Allocation Fund	398,432
Cash	418
Cephalon, Inc. Common Stock	10,986,801

Participant loans maturing at various dates through January 2032, interest rates: 5.25% to 10.3%	514,602
$31,700,886

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

	By:	CARL A. SAVINI
Carl A. Savini
Senior Vice President, Human Resources of Cephalon, Inc.
(Plan Administrator)

Date: June 30, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of PricewaterhouseCoopers LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002